FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
           For the period of October 01, 2005 to October 31, 2005

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:

1. News release dated October 10, 2005 announcing Holding(s) in Company
2. News release dated November 4, 2005 announcing Vernalis Acquires Apokyn(R)
3. News release dated November 4, 2005 announcing Collaboration with Britannia

Enclosure No. 1


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Vernalis plc

2. Name of shareholder having a major interest
Legal & General Group plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notification is in respect of beneficial ownership by shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares / amount of stock acquired
Not Applicable

6. Percentage of issued class
Not Applicable

7. Number of shares / amount of stock disposed
Not Disclosed

8. Percentage of issued class
Not Disclosed

9. Class of security
Ordinary 5p shares

10. Date of transaction
Not Disclosed

11. Date company informed
7th October 2005

12. Total holding following this notification
Not Disclosed

13. Total percentage holding of issued class following this notification Less than Three Percent

14. Any additional information

15. Name of contact and telephone number for queries
Tony Weir, Chief Financial Officer, + 44 (0)118 977 3133

16. Name and signature of authorised company official responsible for making this notification
Tony Weir, Chief Financial Officer

Date of notification
10th October 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 2

4 November 2005

                     Vernalis Acquires Rights to Apokyn(R),
          a Marketed Drug for Advanced Parkinson's Disease, from Mylan

Vernalis plc (LSE: VER, NASDAQ: VNLS) today announces that it has acquired exclusive rights in North America to a marketed product, Apokyn(R). Apokyn(R) (apomorphine hydrochloride injection) is indicated for the acute, intermittent treatment of hypomobility, "off" episodes ("end-of-dose wearing off" and unpredictable "on/off" episodes) associated with advanced Parkinson's disease. Apokyn(R) has been studied as an adjunct to other medications.

   - Apokyn(R) has been acquired from Mylan for a one-off cash payment of $23 million
   - Apokyn(R) was approved by the FDA as an Orphan Drug in April 2004, launched in the United States in July 2004 and has market exclusivity until 2011
   - Apokyn(R) will be marketed in the United States directly by Vernalis' specialist neurology sales force
   - Apokyn(R) is used as an adjunct to other Parkinson's disease medicines and is the only therapy available in the United States for the acute, intermittent treatment of immobilising "off" episodes associated with Parkinson's disease
   - Apokyn(R) was designated an Orphan Drug to treat approximately 100,000 Parkinson's disease patients who experience the severe "on/off" motor fluctuations unresponsive to other therapies

Apokyn(R) is a non-ergoline dopamine agonist used to treat immobilising "off" episodes in patients with advanced Parkinson's disease. "Off" episodes are debilitating periods of complete or partial immobility which become increasingly common as Parkinson's disease progresses. Apokyn(R) injections can improve function within minutes in such patients, permitting them to walk, talk and perform normal activities more easily. In clinical trials conducted by Mylan, Apokyn(R) was shown to be effective in the acute, intermittent treatment of ''off'' episodes, demonstrating a highly significant improvement in Unified Parkinson's Disease Rating Scale (UPDRS) Part III motor scores at 20 minutes, with statistical improvements in some measures noted as early as 10 minutes. Apokyn(R) should not be used by patients taking certain anti-nausea drugs and the most common side effects in clinical trials included, yawning, dyskinesias, sleepiness, nausea and/or vomiting, dizziness and runny nose.

Vernalis has acquired the United States New Drug Application (NDA) and Investigational New Drug (IND) Application and exclusive rights to market Apokyn
(R) in North America, as well as certain know-how, marketing materials and trademarks relating to Apokyn(R). In addition, Mylan has agreed to provide certain transitional services for up to twelve months, including supply chain management and customer service assistance.

Vernalis estimates sales of Apokyn(R) in North America in 2006 will be in the range of $6 million to $7.5 million; however, as part of the Apokyn(R) acquisition, Vernalis is committed to completing certain Phase IV studies of Apokyn(R) and these costs, together with the early marketing and promotional costs, mean that the Company does not expect the product to be cash generative initially.

Robert J. Coury, Mylan's Vice Chairman and Chief Executive Officer commented "The sale of Apokyn(R), a product which requires a specialised sales force, is the latest step in the strategies that we announced earlier this year, including closing Mylan Bertek. After careful consideration and the evaluation of a number of companies, we're pleased to have selected Vernalis. This will be a key product in their Parkinson's disease franchise and we believe Vernalis is committed to the long term success of Apokyn(R)."

Simon Sturge, Chief Executive Officer of Vernalis said "Apokyn(R) is a significant acquisition for Vernalis and provides a second marketed product, alongside frovatriptan, for our sales force to promote to specialist neurologists in North America. The addition of Apokyn(R) firmly establishes our Parkinson's disease franchise, which also includes V2006, being developed in partnership with Biogen Idec on which we have retained co-promotion rights in the United States."

                                    - ends -

Enquiries:
Vernalis plc +44 (0) 118 977 3133
Simon Sturge, Chief Executive Officer
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communications

Brunswick Group +44 (0) 20 7404 5959
Jon Coles
Wendel Verbeek

Notes to Editors

About Parkinson's disease

Parkinson's disease occurs when certain neurons in an area of the brain called the substantia nigra are damaged or destroyed. Normally, these nerve cells release dopamine - a chemical that transmits signals to other nerves in the corpus striatum. This signalling helps co-ordinate muscles to make smooth, controlled movements. Everyone loses some dopamine-producing neurons as a normal part of aging; however people with Parkinson's disease lose half or more of neurons in the substantia nigra. Although other brain cells also degenerate, the dopamine-containing cells are critical for normal posture and movement.

People with Parkinson's disease often experience trembling, muscle rigidity, difficulty walking, and problems with balance and coordination. These symptoms generally develop over the age of 50; however, the disease also affects a small percentage of the younger population. The disease is progressive and the signs and symptoms become worse over time. Although Parkinson's disease may eventually be disabling, the disease often progresses gradually, and most people have many years of productive living after initial diagnosis.

Unlike some other neurologic diseases, Parkinson's disease is amenable to symptomatic treatment. For a number of years levodopa, commonly known as L-dopa, has been the cornerstone of Parkinson's disease treatment. However, L-dopa can cause intolerable side effects, and it is thought it can become less effective as the disease worsens, especially as new symptoms develop. As a result, newer drugs are also being used, either alone or in combination with L-dopa.

It is estimated that approximately 1.5 million people in the United States have Parkinson's disease.

About Apokyn(R)

Apokyn(R) was approved through the FDA's Orphan Drug route in April 2004 and is indicated for the acute, intermittent treatment of hypomobility, or ''off'' episodes (end-of-dose wearing off and unpredictable "on/off" episodes) associated with advanced Parkinson's disease. "Off" episodes are debilitating periods of partial loss of movement or total immobility experienced by patients with advanced Parkinson's disease. As Parkinson's disease progresses, patients begin to experience immobilising "off" episodes despite treatment with drugs used to increase or replace dopamine. Apokyn(R) is not used to prevent "off" episodes and it does not replace other Parkinson's disease medications, but rather treats an existing "off" episode when it occurs. As an acute, treatment, Apokyn(R) helps patients experiencing a debilitating "off" episode to walk, talk or move around easier. The intensity, duration and frequency of "off" episodes vary for each sufferer. Patients with Parkinson's disease lose motor control during "off" episodes, making routine tasks such as walking and even speaking extremely difficult. Patients with Parkinson's disease or their caregivers administer Apokyn(R) via injection under the skin.

The effectiveness of Apokyn(R) for the acute, intermittent treatment of "off" episodes associated with advanced Parkinson's disease was established in three randomised controlled clinical trials. Patients who received Apokyn(R) demonstrated statistically significant improvement in the primary endpoint which was their Unified Parkinson's Disease Rating Scale part III (UPDRS) motor score at 20-minutes following injection of the drug compared to a placebo injection. There was also a statistically significant improvement in UPDRS at 10 minutes. The UPDRS is used by researchers and clinicians around the world to measure disease severity in patients. Apokyn(R) should not be used by patients who are being treated with certain drugs to treat nausea and vomiting or irritable bowel syndrome. These medications (including, for example, ondansetron, granisetron, dolasetron, palonesetron, and alosetron) are called 5HT3 antagonists or blockers. In addition, Apokyn(R) should not be used by patients who have an allergic reaction to the drug or its ingredients (notably sodium metabisulfite). Apokyn(R) should be injected under the skin only, and not into a vein. Because Apokyn(R) can cause severe nausea and vomiting, it is taken with an oral medicine that helps to prevent these effects. Apokyn(R) may lower blood pressure (orthostatic hypotension), cause fainting, and increase the risk of falling. At recommended doses minimal increases in QTC were observed. Caution should be used when prescribing apomorphine with drugs that prolong the QT/QTC interval. Some patients treated with Apokyn(R) may get sleepy during the day or fall asleep without warning while doing everyday activities. The most common side effects of Apokyn(R) are yawning, dyskinesias, nausea and/or vomiting, sleepiness, dizziness, runny nose, hallucinations, fluid retention, chest pain, increased sweating, flushing, and an unusually pale complexion.

About Apomorphine

Apomorphine is a non-ergoline dopamine receptor agonist. Dopamine is an important neurotransmitter in the basal ganglia structures of the brain, which is key to producing smooth voluntary movement. Apomorphine has been marketed in Europe by Britannia Pharmaceuticals for a number of years as both a subcutaneous injection and a continuous subcutaneous infusion using a small portable pump.

About Vernalis

Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, frovatriptan and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

Enclosure No 3.

4 November 2005

 Vernalis Announces Collaboration with Britannia to Develop New Formulations of
              Apomorphine for the Treatment of Parkinson's Disease

Vernalis plc (LSE: VER, NASDAQ: VNLS) today announces a collaboration with Britannia Pharmaceuticals Limited (Britannia), to explore the development of new formulations of apomorphine in North America for the treatment of Parkinson's disease.

Britannia has granted Vernalis exclusive rights to:

  - Use Britannia's technology to develop a continuous sub-cutaneous infusion of apomorphine in North America. This product is currently marketed in Europe by Britannia and can be used in patients with frequent fluctuations or who require multiple injections in a day.

  - Negotiate terms to develop a nasal powder formulation of apomorphine in North America. Britannia is currently conducting Phase II clinical trials with this formulation in Europe.

Vernalis also announced today the acquisition of Apokyn(R) (apomorphine hydrochloride injection) which is indicated for the acute, intermittent treatment of "off" episodes associated with Parkinson's disease.

Simon Sturge, CEO of Vernalis said "This agreement with Britannia complements our acquisition of Apokyn(R) and further strengthens our Parkinson's disease franchise."

                                    - ends -

Enquiries:

Vernalis plc                                           +44 (0) 118 977 3133

Simon Sturge, Chief Executive
Tony Weir, Chief Financial Officer
Julia Wilson, Head of Corporate Communication

Brunswick Group                                        +44 (0) 20 7404 5959

Jon Coles
Wendel Verbeek

Notes to Editors

About Apomorphine

Apomorphine is a non-ergoline dopamine receptor agonist. Dopamine is an important neurotransmitter in the basal ganglia structures of the brain, which is key to producing smooth voluntary movement. Apomorphine has been marketed in Europe by Britannia Pharmaceuticals for a number of years as both a subcutaneous injection and a continuous subcutaneous infusion using a small portable pump.

About Britannia

Founded in 1981 Britannia Pharmaceuticals Limited is a UK based pharmaceutical company whose mission is to become a leading supplier of innovative products for niche medical conditions. The Company has pioneered new treatments for some of the world's most debilitating conditions including asthma, Parkinson's disease, drug addiction, erectile dysfunction and surgical adhesions. In addition to these treatments, Britannia has also developed nasal and respiratory drug delivery technologies that are applicable to a wide range of treatments. For fur ther information about Britannia, please visit www.britannia-pharm.co.uk.

About Vernalis

Vernalis is a specialty pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, frovatriptan and Apokyn(R), and a development pipeline focused on neurology and central nervous system disorders. The company has five products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec and Serono. Vernalis is establishing a US commercial operation to promote Apokyn(R) and co-promote frovatriptan alongside its North American licensing partner, Endo Pharmaceuticals, propelling the company towards its goal of becoming a sustainable, self-funding, R&D-driven, specialty pharmaceutical company. For further information about Vernalis, please visit www.vernalis.com.

Safe Harbour statement: this news release may contain forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies, the uncertainties related to the regulatory process, the successful integration of completed mergers and acquisitions and achievement of expected synergies from such transactions, and the ability of the Company to identify and consummate suitable strategic and business combination transactions.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: 10 November, 2005                             Vernalis PLC
                                                   (Registrant)



                                               By:______________
                                                  JAD Slater
                                                  General Counsel and Secretary